UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

July 29, 2016

Commission File Number 001-37651

Atlassian Corporation Plc
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
415.701.1110
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 8.01 Other Events.

On July 29, 2016, Atlassian Corporation Plc (the “Parent Company”) issued a press release announcing that it sent a notice to shareholders that it plants to adopt FRS 101 ‘Reduced Disclosure Framework’ for the preparation of its Parent Company UK statutory accounts. The application of FRS 101 involves the same measurement requirements of International Financial Reporting Standards, but allows the Parent Company to take certain disclosure exemptions in the Parent Company UK statutory accounts. The changes to the Parent Company UK statutory accounts as a result of FRS 101 do not impact Atlassian’s US Securities and Exchange Commission filing requirements.

A copy of the press release is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

The information in this current report on Form 6-K and the exhibit attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	July 29, 2016	Atlassian Corporation Plc

/S/ MURRAY DEMO
Murray Demo Chief Financial Officer (Principal Financial Officer)

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release dated July 29, 2016